Mail Stop 4561

June 21, 2006

By U.S. Mail and Facsimile to (205) 326-7571

Mr. D. Bryan Jordan
Chief Financial Officer
Regions Financial Corporation
417 North 20th Street
Birmingham, Alabama 35203

> **Re: Regions Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 000-50831**

Dear Mr. Jordan:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Historical Financial Summary, page 14

1. We note that you have made adjustments to net income in order to present return on stockholders' equity, return on assets, and efficiency ratios, and you have made adjustments to certain non-interest expense items on page 54. We believe such adjustments result in the presentation of non-GAAP measures. Please revise

your future filings to label such information as "non-GAAP," and include the following:

- A discussion of the way management used the non-GAAP financial measure to conduct or evaluate its business;

- The material limitations associated with the use of non-GAAP financial measure compared to the most directly comparable GAAP financial measure;

- How management compensates for the limitations;

- Why management believes the non-GAAP financial measure provides useful information to investors; and,

- A tabular reconciliation of the non-GAAP measures to the most comparable GAAP measure.

Refer to the guidance of Item 10(e) of Regulation S-K as well as the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website.

Allowance for Loan Loss, page 22

2. We note on page 29 that you have granted temporary payment deferrals related to Hurricane Katrina. Please revise future filings to disclose the dollar amount of such loans that were granted this waiver, how management evaluated the need to include such disclosures in the Form 10-K or in the disclosure of loans past due over 90 days, and how such past due balances were considered in your determination of the appropriateness of the allowance related to such loans.

Consolidated Statement of Changes in Stockholders' Equity, page 63

3. Please revise your future filings to include the disclosure of the amounts reclassified out of Accumulated Other Comprehensive Income for all periods presented. Please refer to paragraph 9 of SFAS 130.

Note 1: Summary of Significant Accounting Policies
Loans and Allowance for Loan Losses, page 66

4. We note that you "generally" defer loan originations fees and recognize these fees as adjustments to your interest income. Please revise your future filings to

disclose the circumstances in which this treatment is not applied and to disclose the methodology used to amortize deferred loan fees as an adjustment to income. Refer to SFAS 91.

Intangible Assets, page 68

5. We note that you have disclosed the transactions affecting your intangible assets in a narrative format. For the purposes of enhancing the transparency of your financial statements, please revise your future filings to present the disclosures required by paragraphs 44 and 45 of SFAS 142 in a tabular format.

Note 3: Securities, page 71

6. We note that you have a line item in your schedule of investments representing US Treasury and agency securities. Please note that none of the debt securities issued by any of the US government sponsored entities (GSE) is backed by the full faith and credit of the US government. Because the GSE obligations are not backed by the full faith and credit of the US government, we do not believe you should disclose these investments on the same line item as obligations of the US Treasury. Please revise your future filings to separately present the obligations of the US Treasury and US government sponsored entities. Please refer to the December 2005, *Current Accounting and Disclosure Issues in the Division of Corporation Finance*, posted on our website.

Note 12: Leases, page 84

7. We note that in 2005 you entered into a sales-leaseback agreement for some of your properties. Please revise your future filings to more clearly explain the transaction and how you determined the appropriateness of your accounting treatment. Also, please tell us the technical literature you considered in the determination of the appropriateness of your accounting.

Note 14: Derivative Financial Instruments and Hedging Activities, page 85

8. For each SFAS 133 hedging relationship identified, for which you use the short-cut method of assessing hedge ineffectiveness, please tell us the following information:

- Clearly explain the terms of the hedged items;

- Clearly explain the terms of the interest rate swap used to hedge each type of hedged item and explain how you determined those terms match the terms of the hedged items; and

- For each type of hedged item, tell us how you met the requirements of paragraph 68 of SFAS 133.

*　　*　　*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response, and please represent to us your intention to revise your future filings beginning with your Form 10-Q for the period ended June 30, 2006. Please file your response on EDGAR. Please provide us with your intended disclosures to be included in your future filings. Please furnish a cover letter with your responses to our comments and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your intended revisions and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant